Concordia International Corp. (the “Corporation”) FORM OF PROXY (“PROXY”) Special Meeting November 29, 2018 at 10:00 a.m. (EST) Fasken Martineau DuMoulin LLP - Rideau/St. Lawrence Room, Bay Adelaide Center - Suite 2400, 333 Bay St., Toronto, Ontario M5H 2T6 (the “Meeting”) RECORD DATE: October 30, 2018 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: November 27, 2018 at 10:00 a.m. (EST) VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Jeri Young, Vice President, Tax & Treasury of the Corporation, whom failing Melvin Ferry, Director of Finance of the Corporation (the “Management Nominees”), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. - SEE VOTING GUIDELINES ON REVERSE - RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Resolution to Approve Name Change FOR AGAINST BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT: a. the Corporation is hereby authorized to amend its articles to change its name from “CONCORDIA INTERNATIONAL CORP.” to “ADVANZ PHARMA CORP.” (the “Name Change”), or such other name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Corporation; b. any director or officer of the Corporation be and is hereby authorized, for and on behalf of and in the name of the Corporation, to execute and sign any documents and perform all acts and things necessary or useful, to give effect to the Name Change, including, without limitation, the execution and filing of Articles of Amendment in the prescribed form with the Ministry of Innovation, Science and Economic Development Canada; c. notwithstanding approval of the Shareholders as herein provided, the Board may, in its sole discretion, revoke their special resolution before it is acted upon without further approval of the Shareholders; and d. any director or officer be and is hereby authorized, to execute and deliver all such other deeds, documents and other writings and perform such other acts as may be necessary or desirable to give effect to this special resolution. This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED PLEASE PRINT NAME Signature of registered owner(s) Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit www.tsxtrust.com/investorinsite Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions. www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL 102918_v1